SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 11-K/A

[X]  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 for the fiscal year ended December 31, 1993.

                               or

[ ]  Transition Report pursuant to Section 15(d) of the
     Securities Exchange Act of 1934 for the transition period from _____________ to _______________.

Commission File Number:  0-12634

Commonwealth Bancshares Corporation 401(k) Plan
(Full title of the plan)

Meridian Bancorp, Inc.
35 North 6th Street
Reading, PA  19601
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code: (610) 655-2000

Notices and communications from the Securities and Exchange
Commission relative to this report should be forwarded to:

Meridian Bancorp, Inc.
One Meridian Boulevard
Wyomissing, PA  19610

Attention:  Barbara A. Espeland

With a copy to:

Judith A. Johnstone, Esquire
Stevens & Lee
One Penn Square
Lancaster, PA  17602

Item 1.   Financial Statements and Exhibits

          a.   Financial Statements

               1.   Report of Parente, Randolph, Orlando, Carey &
                    Associates.

               2.   Audited Statement of Net Assets Available for
                    Benefits, With Fund Information, as of
                    December 31, 1993 and 1992.

               3.   Audited Statement of Changes in Net Assets
                    Available for Benefits, With Fund
                    Information, for each of the years in the three year period ended December 31, 1993.

               4.   Notes to Financial Statements.

          b.   Exhibits

               1.   Consent of Parente, Randolph, Orlando,
                    Carey & Associates

                           SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Commonwealth Bancshares Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   COMMONWEALTH BANCSHARES
                                   CORPORATION 401(k) PLAN



Date:  June 23, 1994               By/s/Michael H. Cattuti
                                        Michael H. Cattuti

                          Exhibit Index




               Exhibit                       Page Number in
                                        Manually Signed Original

1.   Consent of Parente, Randolph,
     Orlando, Carey & Associates